Exhibit 99.9

PRESS RELEASE

United States: TotalEnergies enters 40 Chevron-operated
exploration blocks, building on a successful U.S. offshore
partnership between both Companies

Paris, June 16, 2025 – TotalEnergies announces the acquisition of a 25% working interest in a portfolio of exploration leases Offshore U.S. from Chevron (operator).

The 40 Outer Continental Shelf (OCS) federal leases, spanning approximately 1,000 km2 and located 175 to 330 km from shore, include 13 blocks located in the Walker Ridge area, 9 blocks in the Mississippi Canyon area and 18 blocks in the East Breaks area.

The transaction provides access to multiple offshore Exploration plays and prospects, strengthening the successful U.S. offshore collaboration with Chevron beyond the existing partnerships in Ballymore (40% TotalEnergies) which achieved first production this year, Anchor (37.14%) where production started-up last year, and the Jack (25%) and Tahiti (17%) producing assets.

“This transaction is in line with our consistent strategy of filling our Exploration portfolio with low cost and low emissions options, and will significantly expand TotalEnergies’ Offshore U.S. exploration acreage, combining a wide range of geological plays and prospectivity,” said Kevin McLachlan, Senior Vice- President Exploration. “Building on the momentum of the recent Ballymore and Anchor startups, we are very pleased to expand our successful partnership with Chevron, and we expect to mature Exploration drill decisions on these blocks utilizing advanced 3D imaging technology to unlock large remaining U.S. Offshore production potential.”

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TotalEnergies in the United States

TotalEnergies is deploying its integrated energy model across the United States, where it has been active since 1957. Since 2022, TotalEnergies has invested nearly $11 billion in the U.S. to accelerate development in oil, LNG, and low carbon electricity. With over 10 million tons of output in 2024, TotalEnergies is the leading exporter of U.S. LNG and is integrated throughout the LNG value chain, with upstream gas production assets in Texas and offshore U.S. The U.S. is also a key country for the deployment of TotalEnergies’ Integrated Power strategy – with 10 GW of onshore utility-scale solar, wind and battery storage, installed and under construction. Find out more about TotalEnergies’ U.S. presence here.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).